05039940 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
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SEC FILE NUMBER
8- 43418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wyser-Pratte & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue, Suite 1510

(No. and Street)

New York | NY | 10022

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon O'Shea 646-735-5000

(Area Code - Telephone Number)

RECD S.E.C. MAR - 1 2005 813

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, New York, [State] 10036-2602

(Address) (City) (State) (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3-22-2005

OATH OR AFFIRMATION

I, Sharon O'Shea swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wyser-Pratte & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sharon O'Shea
Signature

CFO
Title

Valentino Vasi
Notary Public

VALENTINO VASI
NOTARY PUBLIC, State of New York
No. 02VA5067519
Qualified in New York County
Commission Expires Dec. 27, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Wyser-Pratte & Co., Inc.

We have audited the accompanying statement of financial condition of Wyser-Pratte & Co., Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wyser-Pratte & Co., Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

January 25, 2005

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS	
Cash	$1,011,841
Due from Broker	733,902
Due from Affiliates	784,319
Furniture, Equipment and Leasehold Improvements, at cost (net of accumulated depreciation and amortization of $142,181)	31,261
Other Assets	46,760
Total Assets	$2,608,083
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 20,575
Income taxes payable	64,792
Deferred income taxes payable	52,759
Total liabilities	138,126
Commitments	
Stockholder's Equity:	
Common stock - $1 par value; authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	382,790
Retained earnings	2,086,167
Total stockholder's equity	2,469,957
Total Liabilities and Stockholder's Equity	$2,608,083

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Wyser-Pratte & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as an introducing broker for which it earns commissions. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis.

Deferred income taxes arise primarily from the Company's policy of reporting on the cash basis for income tax purposes.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States which require the use of estimates by management.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts.

The Company has elected to be treated as a Subchapter S Corporation for federal and New York State income tax purposes. As an S Corporation, the Company is subject to New York City general corporation tax and a New York State tax surcharge, while the stockholder is liable for federal and state income taxes on the Company's taxable income.

2. DUE FROM BROKER:

The clearing and depository operations for the Company's transactions are provided by the broker pursuant to a clearance agreement. At December 31, 2004, the receivable from clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Also, in the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing firm to value the short positions and to obtain additional deposits where deemed appropriate.

3. NET CAPITAL REQUIREMENT:

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $50,000, whichever is greater. At December 31, 2004, the Company had net capital of $1,139,975, which exceeded its requirement of $50,000 by $1,089,975.

4. COMMITMENTS:

In December 2004, the Company amended its agreement to lease office space. The amendment provides for an extension of the lease until March 2006 and provides for minimum annual rentals through the lease expiration date. The office lease rentals are subject to escalations based upon increases in specified operating expenses. The rent commitments for the Company are as follows:

Year ending December 31,	
2005	$171,600
2006	42,900
	$214,500

The Company and a related affiliate share the rent expense.

5. RELATED PARTY TRANSACTIONS:

All direct expenses are paid by the Company. The Company charges Wyser-Pratte Management Company, Inc. ("Management"), an affiliate, for 50% of the expenses that Management and the Company have in common. Compensation expenses are paid by Management. Management charges the Company for 50% of the compensation expenses that they have in common. As of December 31, 2004, the Company has an outstanding receivable of $749,319 from Management.

As of December 31, 2004, the Company has an outstanding receivable of $35,000 from a limited partnership of which the chief executive officer of the Company is also a partner.

The above intercompany receivables are noninterest-bearing and have no scheduled repayment terms.